

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

By Facsimile ((216) 579-0212) and U.S. Mail

Christopher J. Hewitt, Esq.
Jones Day
901 Lakeside Avenue
Cleveland, OH 44114

> **Re:** **Zoran Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on December 13, 2010**
> **File No. 000-27246**

Dear Mr. Hewitt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Cover Page

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples of statements in the proxy statement that must be supported:

- the Board's belief that ". . . a wholesale replacement of the Company's directors would bring unnecessary disruption to the management and operation of the Company" (cover letter);

- the Board's belief that the company is ". . . well positioned to recognize and act upon the Company's strategic opportunities and to maximize the value to be extracted through the Company's business plan" (cover letter);
- the Board ". . . does not believe that issues such as Board representation and composition should be addressed through written consent[s] . . ." (cover letter);
- that the Ramius Group has "short-term interests" (cover letter) and the Ramius Group is focused on "short term catalysts" (last full paragraph, page 5);
- that the Ramius Group is acting "opportunistically" (page 4);
- that ". . . now . . . is a critical period in both the Company's turnaround and in our customer engagements for our new product releases" (page 4);
- that "abandoning our DTV interests at this time, immediately prior to realizing returns, is not in the best interests of the Company and its stockholders" (page 4);
- that you have obtained design wins with tier-one customers in the DTV business (fifth paragraph, page 5);
- that your Digital Camera and Printer Imaging businesses are market leaders (sixth paragraph, page 5);
- that you expect multiple design wins for your products with additional tier-one TV manufacturers (pages 5-6); and
- that you have top-tier design wins in the STB business (page 6).

The Ramius Group's Assumptions Regarding Our Business Condition, page 6

2. Please quantify the overstatement of operating expenses attributable to your DTV business you believe the Ramius Group has made, as stated on page 6.

Solicitation of Revocation, page 9

3. You indicate that proxies may be solicited by mail, in person or by telephone or other forms of telecommunication. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, or telephone must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please supplementally confirm your understanding. Also, please describe the "other forms of telecommunication" you referenced in your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions